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                                                                     EXHIBIT 8.1

                    [LETTERHEAD OF MANATT PHELPS PHILLIPS]


September __, 1997



Board of Directors
Peninsula Bank of Commerce
1001 Broadway
Millbrae, California 94030

Board of Directors
Greater Bay Bancorp
2860 West Bayshore Road
Palo Alto, California 94303

Board of Directors
GBB Acquisition Corp.
2860 West Bayshore Road
Palo Alto, California 94303

     RE:  CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OF
          GBB ACQUISITION CORP. WITH AND INTO PENINSULA BANK OF COMMERCE
          --------------------------------------------------------------

Ladies and Gentlemen:

     In accordance with your request, we provide the following analysis and opinions relating to certain federal income tax consequences of the proposed transaction whereby Peninsula Bank of Commerce, a California state chartered bank ("PBC"), will become a wholly-owned subsidiary of Greater Bay Bancorp, a California corporation ("GBB"), through a merger of GBB Acquisition Corp., a California corporation ("Newco"), with and into PBC (the "Merger").

     In the Merger, Newco (which is a first tier wholly-owned subsidiary of GBB) will merge with and into PBC, with PBC being the resulting institution. Newco is a special purpose corporation formed solely for purposes of the Merger and Newco's only asset will be a nominal amount of cash. Pursuant to the Merger, all the rights, privileges, powers and franchises and all property and assets of every kind and description of Newco and PBC shall be vested in and be held and enjoyed by the Surviving Corporation, without further act or deed, and all the interests of every kind of Newco and PBC, including all debts due to either of them on whatever account, shall be the property of the Surviving Corporation as they were of Newco and PBC and the title to any interest in real property and any interest in personal property vested by deed or otherwise in either Newco or PBC shall not revert or be in any way impaired by reason of

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Boards of Directors
September __, 1997
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the Merger; and all rights of creditors and liens upon any property of Newco and
PBC shall be debts, liabilities and duties of the Surviving Corporation and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

     Each share of common stock, no par value, of Newco issued and outstanding immediately prior to the Effective Time of the Merger shall, without any further action on the part of Newco or the holder of such shares, be converted pursuant to the terms of the Agreement of Merger. From and after the Effective Time of the Merger, each certificate that, prior to the Effective Time of the Merger, represented shares of Newco shall evidence ownership of shares of the Surviving Corporation on the basis set forth above.

     On the Effective Time of the Merger, pursuant to the Agreement of Merger, each outstanding share of PBC Stock excluding any PBC Perfected Dissenting Shares or shares (if any) of PBC Stock held by GBB or subsidiaries of GBB (other than those held in a fiduciary capacity or as a result of debts previously contracted) shall, without any further action on the part of PBC or the holders of any such shares, be converted into shares of GBB Stock pursuant to the Conversion Ratio specified in the Agreement and Plan of Reorganization dated as of September 5, 1997 (the "Agreement").

     At and as of the Effective Time of the Merger, GBB shall assume each and every outstanding option to purchase shares of PBC Stock ("PBC Stock Option") and all obligations of PBC under the PBC Stock Option Plan. Each and every PBC Stock Option so assumed by GBB shall continue to have, and be subject to, the same terms and conditions set forth in the PBC Stock Option Plan and in the other documents governing such PBC Stock Option immediately prior to the Effective Time of the Merger, except that GBB Stock instead of PBC Stock shall be issued upon exercise of the option and the option exercise price and number of shares to be issued shall be adjusted as provided in the Agreement.

     Our analysis and the opinions set forth herein are based upon facts set forth in the Agreement. Our analysis and opinions assume that, when the Merger is consummated, the Merger will conform in all material respects with the provisions in the Agreement. Our opinions are also based on the facts set forth in the Registration Statement on Form S-4 that is being filed with the Securities and Exchange Commission ("SEC") contemporaneously herewith and on certain written representations to us from PBC, GBB, Newco and certain PBC shareholders in letters of even date herewith. The terms herein have the same meanings as the terms used in such documents. The facts contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. One of our key assumptions for purposes of this letter is that the facts set forth in those documents are accurate on the date of this analysis and will remain accurate to the date of the closing of the Merger, and

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Board of Directors
September __, 1997
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are otherwise true, complete, and correct.  Any change or inaccuracy in such facts may adversely affect our opinions.

     Our opinions are based upon the Internal Revenue Code of 1986, as amended (the "Code"), as of the date hereof and currently applicable Treasury Regulations promulgated under the Code (including proposed Treasury Regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively.
No assurance can be provided as to the effect of any such change upon our opinions. We undertake no duty to update this opinion letter in the future.

     The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated.

     In the case of a transaction as complex as the Merger, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

     This letter is being issued solely for your benefit and for the benefit of the PBC shareholders as of the date of the Merger. It may not be relied upon by any other person without our prior written consent. However, we do consent to the filing of this letter with the SEC in connection with the Merger and reference to this letter in such regulatory filing and in the proxy materials included with the Form S-4.

     Our opinions regarding the Merger are as follows:

          (1)  The Merger will qualify as a reorganization within the meaning of
               Section 368(a)(1)(A) of the Code. The Merger will not be disqualified by reason of the fact that the stock of GBB is used in the Merger, pursuant to Section 368(a)(2)(E) of the Code. GBB, PBC and Newco will each be "a party to a reorganization" within the meaning of Section 368(b) of the Code.

          (2) No gain or loss will be recognized by Newco on the transfer of its assets to PBC solely in constructive exchange for the common stock of PBC and the assumption of Newco's liabilities, pursuant to Sections 361(a) and 357(a) of the Code.

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Board of Directors
September __, 1997
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          (3)  No gain or loss will be recognized by PBC upon the receipt of the assets of Newco in constructive exchange for PBC common stock, pursuant to Section 1032(a) of the Code.

          (4) The basis of Newco's assets in the hands of PBC will be the same as the basis of such assets in the hands of Newco immediately prior to the Merger, pursuant to Section 362(b) of the Code.

          (5) No gain or loss will be recognized by GBB upon the receipt of PBC common stock solely in exchange for the stock of Newco, pursuant to Section 354(a)(1) of the Code.

          (6) No gain or loss will be recognized by the shareholders of PBC upon the transfer of their common stock of PBC solely in exchange for GBB Stock, pursuant to Section 354(a) of the Code.

          (7) The basis of the GBB Stock to be received by the shareholders of PBC in the Merger will be the same as the basis of the PBC common stock surrendered in exchange therefor, pursuant to Section 358(a)(1) of the Code.

          (8) The holding period of GBB Stock to be received by the PBC shareholders will include the holding period of the PBC common stock surrendered in exchange therefor, provided that the PBC common stock is held as a capital asset on the date of the exchange, pursuant to Section 1223(1) of the Code.

          (9) The holding period of the assets of Newco in the hands of PBC will include the period during which such assets were held by Newco, pursuant to Section 1223(2) of the Code.

          (10) Provided that any nonqualified stock options to purchase the common stock of PBC and any nonqualified stock options to purchase the GBB Stock into which they will be converted do not have readily ascertainable fair market values (within the meaning of Section 1.83-7 of the Treasury Regulations), such conversion of the PBC options into GBB options will not result in income, gain, or loss to the holders of such stock options, pursuant to
               Section 83(e)(3) of the Code.

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Board of Directors
September __, 1997
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          (11) No gain or loss will be recognized by PBC or GBB upon the issuance of GBB Stock to an optionee pursuant to the optionee's exercise of a stock option issued by PBC and converted into an option to acquire GBB Stock, pursuant to Section 1032 of the Code and Section 1.83-6(d) of the Treasury Regulations.

          (12) Provided that any incentive options issued by PBC qualify as incentive stock options under Section 422 of the Code, the Merger will qualify as a transaction to which Code Section 424(a) applies. The assumption of the PBC Stock Option Plan by GBB will satisfy the requirements of Section 424(a) of the Code and will not be a modification under Section 424(h) of the Code. Accordingly, no income, gain or loss will be recognized by PBC, GBB or the holders of outstanding options of PBC upon the substitution, amendment or assumption by GBB of the PBC Stock Option Plan and options thereunder.

                               Very truly yours,